Exhibit 17.1

Text of Nasdaq Deficiency Letter to SGRP

June 15, 2021

Ms. Fay DeVriese

Chief Financial Officer, Treasurer and Secretary

SPAR Group, Inc.

1910 Opdyke Court

Auburn Hills, Michigan 48326

Re: SPAR Group, Inc. (the "Company")

Nasdaq Symbol: SGRP

Dear Ms. DeVriese:

This letter follows our recent telephone conversation in which we explained that your Company no longer complies with our Listing Rules (the "Rules") for continued listing.1 Based on the Company's Form 8-K, filed with the Securities and Exchange Commission on June 14, 2021 (the "Form 8-K"), due to the simultaneous resignations of Messrs. Arthur H. Baer, Igor Novgorodtsev, and Jeffrey A. Mayer (the "Former Directors") from the Company's Board of Directors and audit committee,2 effective June 9, 2021, the Company's remaining Independent Directors are Panos Lazaretos and Peter W. Brown, representing two of out of six total directors. Accordingly, the Company no longer complies with Nasdaq's independent director and audit committee requirements as set forth in Listing Rule 5605 and is not eligible for a cure period.

Under the Rules a company normally has 45 calendar days to submit a plan to regain compliance. However, Staff has determined to shorten deadline for the Company to submit its plan, until June 29, 2021, pursuant to our discretionary authority set forth in Listing Rule 5101.3

If your plan is accepted, we can grant an extension of up to 180 calendar days from the date of this letter to evidence compliance. Your plan should be as definitive as possible, addressing any issues that you believe would support your request for an extension. In addition, please provide any relevant documentation to support your plan, including but not limited to biographical information related to potential candidates, if any, being considered for appointment to the Board of Directors and the audit committee.

Please email the Company's compliance plan to [Nasdaq] no later than June 29, 2021. Once the plan is reviewed, we will contact you if we have any questions or comments and will provide you written notice of our decision. If we do not accept your plan, you will have the opportunity to appeal that decision before a Hearings Panel.4

Additionally, as we discussed, please provide a written summary detailing the events leading up to the resignations by the Former Directors.5 The summary should address the specific concerns raised by the Former Directors. Please include copies of all board and audit committee meetings from January 1, 2021 to the date of your response.

The Company satisfied its disclosure obligation under our Rules by filing the Form 8-K, however, the Company should consult with counsel regarding disclosure obligations surrounding this letter under the federal securities laws.

In addition, Nasdaq makes available to investors a list of all non-compliant companies, which is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list beginning five business days from the date of this letter. As part of this process, an indicator reflecting the Company's non-compliant status will be broadcast over Nasdaq's market data dissemination network and will also be made available to third party market data providers.

1 Listing Rules 5605(b)(1) and 5605(c)(2). For online access to all Nasdaq Rules, please see "Nasdaq Online Resources," included with this letter.

2 The Former Directors comprised the entire audit committee.

3 Listing Rule 5101 states, in part, that "Nasdaq, therefore, in addition to applying the enumerated criteria set forth in the Rule 5000 Series, has broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq."

4 See Listing Rule 5815.

5 Listing Rule 5250(a)(1) Nasdaq may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a Company's continued listing, including, but not limited to, any material provided to or received from the Commission or Other Regulatory Authority. A Company may be denied continued listing if it fails to provide such information within a reasonable period of time or if any communication to Nasdaq contains a material misrepresentation or omits material information necessary to make the communication to Nasdaq not misleading. The Company shall provide full and prompt responses to requests by Nasdaq or by FINRA acting on behalf of Nasdaq for information related to unusual market activity or to events that may have a material impact on trading of its securities in Nasdaq.